                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5) *

                             EMERGE INTERACTIVE INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   29088W 30 1
                                 (CUSIP Number)

            STEVEN J. FEDER, SENIOR VICE PRESIDENT & GENERAL COUNSEL
                           SAFEGUARD SCIENTIFICS, INC.
                       435 DEVON PARK DRIVE, BUILDING 800
                              WAYNE, PA 19087-1945
                                 (610) 293-0600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                OCTOBER 16, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 29088W 30 1

--------------------------------------------------------------------------------
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     SAFEGUARD SCIENTIFICS, INC.                                      23-1609753
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     PENNSYLVANIA
--------------------------------------------------------------------------------
                 7    Sole Voting Power
                      0
   Number of     ---------------------------------------------------------------
    Shares       8    Shared Voting Power
 Beneficially         501,638
   Owned by      ---------------------------------------------------------------
Each Reporting   9    Sole Dispositive Power
  Person With         0
                 ---------------------------------------------------------------
                 10   Shared Dispositive Power
                      501,638
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     501,638
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [X]*
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     12.5% (SEE ITEM 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

* Excludes an aggregate of 211 shares of common stock held by certain executive officers and directors of Reporting Persons.

CUSIP No. 29088W 30 1

--------------------------------------------------------------------------------
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     SAFEGUARD DELAWARE, INC.                                         52-2081181
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     DELAWARE
--------------------------------------------------------------------------------
                 7    Sole Voting Power
                      0
   Number of     ---------------------------------------------------------------
    Shares       8    Shared Voting Power
 Beneficially         224,710
   Owned by      ---------------------------------------------------------------
Each Reporting   9    Sole Dispositive Power
  Person With         0
                 ---------------------------------------------------------------
                 10   Shared Dispositive Power
                      224,710
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     224,710
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [X]*
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     5.6% (SEE ITEM 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

* Excludes an aggregate of 211 shares of common stock held by certain executive officers and directors of Reporting Persons.

CUSIP No. 29088W 30 1

--------------------------------------------------------------------------------
1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     SAFEGUARD SCIENTIFICS (DELAWARE), INC.                           51-0291171
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     DELAWARE
--------------------------------------------------------------------------------
                 7    Sole Voting Power
                      0
   Number of     ---------------------------------------------------------------
    Shares       8    Shared Voting Power
 Beneficially         276,928
   Owned by      ---------------------------------------------------------------
Each Reporting   9    Sole Dispositive Power
  Person With         0
                 ---------------------------------------------------------------
                 10   Shared Dispositive Power
                      276,928
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     276,928
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [X]*
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     6.9% (SEE ITEM 5)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

* Excludes an aggregate of 211 shares of common stock held by certain executive officers and directors of Reporting Persons.

CUSIP No. 29088W 30 1

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D, as amended, previously filed by the Reporting Persons relating to the Common Stock, $0.01 par value per share, of eMerge Interactive, Inc., a Delaware corporation (the "Company"), as described in the following items:

ITEM 2. IDENTITY AND BACKGROUND

The disclosure previously contained in paragraph (a) - (c) of Item 2 is amended and restated in its entirety as follows:

(a) - (c) This Schedule 13D is being filed by Safeguard Scientifics, Inc. ("Safeguard"), Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware), Inc. ("SSDI") (collectively, the "Reporting Persons" and, individually, a "Reporting Person"). Safeguard is a publicly-traded company that builds value in high-growth, revenue-stage information technology and life sciences companies. SDI and SSDI are wholly-owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III and IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person's directors, executive officers and controlling persons, if any.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended to include the following:

On October 16, 2006, the Company and PRIME BioShield, L.L.C. issued a joint press release announcing the execution of the Agreement and Plan of Merger (the "Merger Agreement"), dated October 16, 2006, by and among the Company, eMerge Merger Sub, LLC, PRIME BioShield, L.L.C. ("Shield") and Prime BioSolutions, LLC ("PRIME"). Pursuant to the terms of the Merger Agreement, PRIME will be merged into eMerge Merger Sub, LLC, a subsidiary of eMerge. Upon completion of the transaction (the "Merger"), the Company will change its name to PRIME BioSolutions, Inc. If the transactions contemplated by the Merger Agreement are consummated, the currently outstanding shares of the Company will remain outstanding.

Neither SDI nor SSDI is a party to the Merger Agreement. However, concurrently with the execution of the Merger Agreement, each of SDI and SSDI entered into Voting and Lock-Up Agreements (the "Voting Agreements") with the Company and PRIME. The Voting Agreements are attached hereto as Exhibits 99.2 and 99.3, and the following summary of the terms of the Voting Agreements is qualified in its entirety by reference to the text of the Voting Agreement set forth in each such Exhibit.

Pursuant to the terms of the Voting Agreements, each of SDI and SSDI shall cause all shares of capital stock of the Company held by each of them, respectively, to be voted at any annual, special or adjourned meeting of the shareholders of the Company or in any other circumstances occurring prior to such meeting upon which a vote, consent or other approval is sought (i) in favor of the approval of each matter recommended by the Company's Board of Directors to be undertaken in connection with the Merger, including, if required, the adoption of the Merger Agreement by the Company and the transactions contemplated by the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, (ii) in favor of any alternative structure as may be agreed upon by the parties to the Merger Agreement to reflect the acquisition by Shield of control of the Company, provided that such alternative structure is on terms in the aggregate no less favorable to SDI and SSDI than the terms of the Merger Agreement; and (iii) except with the written consent of PRIME, against any takeover proposal, the consummation of any superior proposal, or any other action, proposal, agreement or transaction that would result in a breach of any covenant, representation or warrant or any other obligation or agreement of the Company's obligations under the Merger Agreement. Each of SDI and SSDI also has agreed not to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a "Transfer") or enter into any agreement, option or other arrangement with respect to a Transfer, (ii) grant any proxies or enter into any voting trust or arrangement other than pursuant to the Voting Agreements, or (iii) participate in a solicitation of proxies to facilitate any takeover proposal or to cause the Company's stockholders not to vote to approve the matters recommended by the Company's Board of Directors in connection with the Merger. The obligations of SDI and SSDI under the Voting Agreements shall terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement or at any time upon notice from PRIME to SDI and SSDI, provided that in the event of a change in the

CUSIP No. 29088W 30 1

terms of the Merger Agreement that is materially adverse to SDI and SSDI, SDI and SSDI shall have the right to terminate the Voting Agreements.

The Company is one of our non-strategic holdings and Safeguard may therefore seek to dispose of all or a portion of its shares of the Company from time to time as market conditions may permit. Safeguard reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its equity securities, in any manner permitted by law.

Except as set forth in this item, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The disclosure previously contained in Item 5 is amended and restated in its entirety as follows:

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares of Common Stock beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.

No Reporting Person or director or executive officer of a Reporting Person has consummated any transaction in the Company's shares during the past 60 days.

                                                  Beneficial Ownership
                                         -------------------------------------
                                          Number of       Percentage of Total
                                           Shares       Shares Outstanding (1)
                                         ----------     ----------------------
Safeguard Scientifics, Inc.              501,638(2)              12.5%
Safeguard Delaware, Inc.                 224,710(2)(3)            5.6%
Safeguard Scientifics (Delaware), Inc.   276,928(3)               6.9%

(1) Calculations based upon 4,030,579 shares of Company Common Stock outstanding on August 8, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(2) Represents the 276,928 shares of Common Stock beneficially owned by SSDI and the 224,710 shares of Common Stock beneficially owned by SDI. Safeguard Scientifics, Inc. ("Safeguard") and each of SDI and SSDI have reported that Safeguard together with each of SDI and SSDI, respectively, have both shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSDI, respectively, because Safeguard is the sole stockholder of each of SDI and SSDI. Excludes an aggregate of 211 shares of Common Stock held by certain executive officers and directors of the Reporting Persons. The Reporting Persons disclaim beneficial ownership of such shares.

(3)  SDI and SSDI are wholly owned subsidiaries of Safeguard.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In addition to the agreements previously filed as exhibits to Schedule 13D and amendments thereto, SDI and SSDI are each parties to a Voting and Lock-Up Agreement with PRIME BioSolutions, Inc. and the Company dated October 16, 2006.

CUSIP No. 29088W 30 1

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended to include the following:

99.2. Voting and Lock-Up Agreement dated as of October 16, 2006 among PRIME BioSolutions, LLC, eMerge Interactive, Inc. and Safeguard Scientifics (Delaware), Inc.

99.3. Voting and Lock-Up Agreement dated as of October 16, 2006 among PRIME BioSolutions, LLC, eMerge Interactive, Inc. and Safeguard Delaware, Inc.

CUSIP No. 29088W 30 1

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 23, 2006                  Safeguard Scientifics, Inc.


                                        By: STEVEN J. FEDER
                                            ------------------------------------
                                            Steven J. Feder
                                            Senior Vice President and
                                            General Counsel


Date: October 23, 2006                  Safeguard Delaware, Inc.


                                        By: STEVEN J. FEDER
                                            ------------------------------------
                                            Steven J. Feder
                                            Vice President


Date: October 23, 2006                  Safeguard Scientifics (Delaware), Inc.


                                        By: STEVEN J. FEDER
                                            ----------------------------
                                            Steven J. Feder
                                            Vice President

CUSIP No. 29088W 30 1

                                   SCHEDULE I

1.   Safeguard Scientifics, Inc.

     Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSDI"). Safeguard has an address at 435 Devon Park Drive, Building 800, Wayne, PA 19087-1945. Safeguard is a publicly-traded company that builds value in high-growth, revenue-stage information technology and life sciences companies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this amendment to Schedule 13D.

2.   Safeguard Delaware, Inc.

     SDI is a wholly-owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of this amendment to
     Schedule 13D.

3.   Safeguard Scientifics (Delaware), Inc.

     SSDI is a wholly-owned subsidiary of Safeguard. SSDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSDI as of the date of this amendment to Schedule 13D.

                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

        NAME                  PRESENT PRINCIPAL EMPLOYMENT                   BUSINESS ADDRESS
--------------------   ------------------------------------------   ----------------------------------
EXECUTIVE OFFICERS*
Peter J. Boni          President and Chief Executive Officer        Safeguard Scientifics, Inc.
                                                                    435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

James A. Datin         Executive Vice President and Managing        Safeguard Scientifics, Inc.
                       Director, Life Sciences                      435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

Christopher J. Davis   Executive Vice President and Chief           Safeguard Scientifics, Inc.
                       Administrative & Financial Officer           435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

John A. Loftus         Executive Vice President and Managing        Safeguard Scientifics, Inc.
                       Director, Information Technology             435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

Steven J. Feder        Senior Vice President & General Counsel      Safeguard Scientifics, Inc.
                                                                    435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

DIRECTORS*
Peter J. Boni          Same as above                                Same as above

Julie A. Dobson        Former COO, TeleCorp PCS; Former             c/o Safeguard Scientifics, Inc.
                       President, Bell Atlantic Mobile              435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

Robert E. Keith, Jr.   Managing Director, TL Ventures               TL Ventures
                                                                    435 Devon Park Drive, Bldg. 700
                                                                    Wayne, PA 19087

Andrew E. Lietz        Managing Director, Rye Capital Management,   c/o Safeguard Scientifics, Inc.
                       LLC                                          435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

George MacKenzie       Retired Vice Chairman, Hercules, Inc.        c/o Safeguard Scientifics, Inc.
                                                                    435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

George D. McClelland   Independent Director                         c/o Safeguard Scientifics, Inc.
                                                                    435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

Jack L. Messman        Former Chairman, President and CEO,          c/o Safeguard Scientifics, Inc.
                       Novell, Inc.                                 435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

John W. Poduska Sr.    Independent Consultant                       c/o Safeguard Scientifics, Inc.
                                                                    435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

John J. Roberts        Retired Global Managing Partner,             c/o Safeguard Scientifics, Inc.
                       PricewaterhouseCoopers                       435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

*    All Executive Officers and Directors are U.S. Citizens.

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

        NAME                  PRESENT PRINCIPAL EMPLOYMENT                   BUSINESS ADDRESS
--------------------   ------------------------------------------   ----------------------------------
EXECUTIVE OFFICERS*
Peter J. Boni          President and Chief Executive Officer,       Safeguard Scientifics, Inc.
                       Safeguard Scientifics, Inc.                  435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

Christopher J. Davis   Executive Vice President and Chief           Safeguard Scientifics, Inc.
                       Administrative & Financial Officer,          435 Devon Park Drive, Building 800
                       Safeguard Scientifics, Inc.                  Wayne, PA 19087

Steven J. Feder        Senior Vice President & General Counsel,     Safeguard Scientifics, Inc.
                       Safeguard Scientifics, Inc.                  435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

DIRECTORS*
Deirdre Blackburn      Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                       Secretary, Safeguard Scientifics, Inc.       435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

Christopher J. Davis   Same as above                                Same as above

Steven Grenfell        Vice President, Operations, Safeguard        Safeguard Scientifics, Inc.
                       Scientifics, Inc.                            435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

*    All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

        NAME                  PRESENT PRINCIPAL EMPLOYMENT                   BUSINESS ADDRESS
--------------------   ------------------------------------------   ----------------------------------
EXECUTIVE OFFICERS*
Peter J. Boni          President and Chief Executive Officer,       Safeguard Scientifics, Inc.
                       Safeguard Scientifics, Inc.                  435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

Christopher J. Davis   Executive Vice President and Chief           Safeguard Scientifics, Inc.
                       Administrative & Financial Officer,          435 Devon Park Drive, Building 800
                       Safeguard Scientifics, Inc.                  Wayne, PA 19087

Steven J. Feder        Senior Vice President & General Counsel,     Safeguard Scientifics, Inc.
                       Safeguard Scientifics, Inc.                  435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

DIRECTORS*
Deirdre Blackburn      Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                       Secretary, Safeguard Scientifics, Inc.       435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

Christopher J. Davis   Same as above                                Same as above

Steven Grenfell        Vice President, Operations, Safeguard        Safeguard Scientifics, Inc.
                       Scientifics, Inc.                            435 Devon Park Drive, Building 800
                                                                    Wayne, PA 19087

*    All Executive Officers and Directors are U.S. Citizens.